                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                   Form 11-K



     (Mark One)

     (      X     )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the period ended December 31, 1997


                                       OR


     (            )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the transition period from           to
                                                     ---------     ---------



                    Commission File Number                .
                                           ----------------



                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan


                            Datametrics Corporation
                               26604 Agoura Road
                        Calabasas, California 91302-1954

                                  INTRODUCTION



Datametrics Corporation, a Delaware corporation, has established the Datametrics Corporation Employee Qualified Stock Purchase Plan (the Plan). The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION


Financial statements and exhibits

(a)  Financial statements

     These documents are listed in the Index to Financial Statements

(b)  Exhibits:

     Consent of Independent Auditors

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Datametrics Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31, 1997 to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Datametrics Corporation
                                      Employee Qualified Stock Purchase Plan



DATE: March 26, 1998                  By /s/ Daniel P. Ginns
     ----------------                    --------------------
                                         Daniel P. Ginns
                                         Chief Executive Officer

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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan


                          Audited Financial Statements


                               December 31, 1997



                                    CONTENTS

Report of Independent Auditors.........................................  1

Audited Financial Statements:

Statements of Net Assets Available for Benefits........................  2
Statements of Changes in Net Assets Available for Benefits.............  2
Notes to Financial Statements..........................................  3

                                       4
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[LETTERHEAD OF BECKMAN KIRKLAND & WHITNEY]

                         Report of Independent Auditors



Plan Administrator
Datametrics Corporation Employee Qualified Stock Purchase Plan

We have audited the accompanying statement of net assets available for benefits of the Datametrics Corporation Employee Qualified Stock Purchase Plan ("the Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997 and the period ended from January 29, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is the express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997 and the period from January 29, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Beckman Kirkland & Whitney



Woodland Hills,  California
March 26, 1998

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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                 Statement of Net Assets Available for Benefits


                                       DECEMBER 31,
                                       ------------

                                       1997     1996
                                       -----    -----
ASSETS
Due from Company                       $  -0-   $   12
                                        -----   ------

Net assets available for benefits      $  -0-   $   12
                                       ======   ======


           Statement of Changes in Net Assets Available for Benefits


                                                                                    For the Period
                                                                                   Ended January 29,
                                                          For the Year Ended      1996 (Inception) to
                                                             December, 31             December 31,
                                                                 1997                    1996
                                                                 ----                    ----
Additions to net assets attributed to:
  Participant contributions                                      $42,287                $188,123

Deductions from net assets attributed to:
  Stock purchases                                                 26,271                 142,349
  Participant withdrawals                                         16,028                  45,762
                                                                 -------                --------
Total deductions                                                  42,299                 188,111
                                                                 -------                --------

Net increase in net assets available for benefits                    (12)                     12

Net assets available for benefits:
  Inception                                                           12                     -0-
                                                                 -------                --------
   End of year                                                   $   -0-                $     12
                                                                 =======                ========


See accompanying notes.

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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                         Notes to Financial Statements
                           December 31, 1997 and 1996


1.  PLAN DESCRIPTION

Datametrics Corporation (the Company) established the Datametrics Corporation Employee Qualified Stock Purchase Plan (the Plan) effective on January 29, 1996. The Plan is a qualified employee stock purchase plan which allows employees of the Company to purchase shares of the Company's Common Stock, $0.01 Par Value, at a discount from the market price at times specified by the Plan document.
The Plan is not subject to the requirements of the Employee Retirement Income Security Act.

Employees of the Company are eligible to participate in the Plan if they have been employed with the company for more than 30 days and work on average more than 20 hours per week during the plan year. Under plan provisions, entry dates are limited to January 29, 1996, and the first business days of July 1996, January 1997 and July 1997, and represent the first day of a semi-annual period of participation on which each eligible employee is granted an option to purchase stock.

Eligible employees may defer from 1% to 10% of basic compensation on a before-tax basis. These payroll deductions are recorded as an increase to the participant's account. Participant contributions are deposited in the Company's corporate bank accounts and may be used for general corporate purposes.

Each participating employee's option will be automatically exercised in semi-annual installments on the last day of each semi-annual period of participation during which the eligible employee is participating in the Plan. The number of shares of common stock subject to each option shall be equal to the quotient of the total payroll deductions made by the employee during the semi-annual period of participation divided by the option price, excluding fractional shares of common stock.

The per share exercise price of each option is an amount equal to the lesser of 85% of the fair market value of the Company's stock on the entry date, or 85% of the fair value of Company's stock on the last day of the semi-annual period of participation (i.e., stock purchase date). The maximum number of shares of common stock subject to each option shall not exceed 10,000 shares per individual. Total shares issuable under the plan are limited to 200,000.

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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                         Notes to Financial Statements
                     December 31, 1997 and 1996 (continued)


1. PLAN DESCRIPTION (CONTINUED)

Upon exercise of the option, the Company will as soon as practicable thereafter issue to the employee his or her shares of stock purchased. Such stock shall initially be held in a brokerage account established by the employee at such brokerage firm designated by the Company and authorized by the participant.

Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. Also, participants may withdraw from the Plan upon giving written instructions to the Plan Administrator at the Company. As soon as practicable after cessation of participation, all funds previously credited to an employee's account under the Plan will be paid to such employee in cash in one lump sum payment, without payment of any interest thereon.

The offer period for all options granted expired as of December 31, 1997. The Company has not approved any additional shares to be sold pursuant to options granted.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

ESTIMATES USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

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                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                         Notes to Financial Statements
                     December 31, 1997 and 1996 (continued)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PARTICIPANT CONTRIBUTIONS

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of Plan participants.

STOCK PURCHASES

Stock purchases are recorded on the last day of a semi-annual period of participation after the price and number of shares purchased have been determined for each participant.

PARTICIPANT WITHDRAWALS

Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

3.  STOCK PURCHASES

The following table summarizes the stock issued to plan participants during 1997 and 1996:

     SEMI-ANNUAL                 SHARES    PURCHASE
     PURCHASE DATE               ISSUED      PRICE
     ----------------------------------    ---------
     June 30, 1996               24,711    $106,257
     December 31, 1996           40,102      36,092
     June 30, 1997               14,654      13,213
     December 31, 1997           12,233      13,058
                                 ------    --------
     Total                       91,700    $168,620
                                 ======    ========



Pursuant to plan provisions, there are no remaining shares of stock reserved by the Company for future issuance.

                            Datametrics Corporation
                     Employee Qualified Stock Purchase Plan

                         Notes to Financial Statements
                     December 31, 1997 and 1996 (continued)


4.  INCOME TAX STATUS

The Plan is an employee stock purchase plan as defined in section 423 of the Internal Revenue Code of 1986, as amended (the Code). So long as the Plan meets the Code requirements of an employee stock purchase plan, employees will not recognize income when options are exercised, but will recognize such income at the later disposition of the stock. The Plan is not required to and does not maintain a determination letter from the Internal Revenue Service.

5.  ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. All expenses associated with establishment, operation and administration of the Plan are borne by the Company.

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